Exhibit 1A-15.2

Voterite, Inc.http://www.votrite.com/Secured Voting Done Right!A Secured Global Voting Solution

Votrite, a U.S. based leader in the electronic voting field, Not a start-up but a tried and tested voting service in the private sector, providing a combination of state-of-the-art capabilities for modern voting requirements. An innovative leader in the election and electronic voting technology performing on many Union, condo, University, and other private clients who hold elections for their representatives.We have perfected enhanced security, and delivers accessibility, reliability, and simplicity at a competitive cost. The technology can be used in any election situation.The integrity of our elections is directly tied to the machines we vote onAbout UsVotrite is the future of electronic machine voting and the election industry. Since 2017, Votrite has developed the latest in touchscreen electronic voting systems and has been successful in providing secured voting options for both the public and private sectors. 2

TESTIMONIALS

"Again, thank you for your fantastic service and immediate technical support. We will definitely recommend Votrite to anyone who has voting needs."

First Baptist Church East End, Parliamentary Committee, Joyce A.R. Weeks, Co-Chair

"On behalf of Rescue Hook & ladder, I would like to take this opportunity to thank you and your staff on the outstanding and exceptional service you provided during our Company elections"

Frank Calo, Chair Nominating Committee
Rescue Hook & Ladder Company #1

"They were able to accommodate all of our shareholders who speak various languages with their computerized electronic Voting systems (Votrite)"...." I can honestly recommend the services to anyone."

Jill Zilker, General Manager, Southbridge Towers Inc.

"Your commitment to every detail in the election played an unquestionable part in ensuring that it was a successful election. We are looking forward to working with you in the near future as our elections are ran every 3 years"
UAW Local 1853
Spring Hill, TN

http://www.votrite.com/

3

ProductElectronic Voting System (EVS)Make voting easier, secure and more convenient4Our EVS was the pioneer in direct reporting, revolutionizing the industry many years ago.

5INSIGHTS FROM OUR PRESIDENT84% of Americans use a touchscreen device in their daily life, so why should casting our vote on Election Day be any different? ?Advancements in technology have come so far that it now can account for the integrity of elections while eliminating the most easily tampered with and expensive product, paper.?Votrite currently rents voting systems with custom-made software programs and related items for law enforcement, unions, associations, universities, and homeowners associations as well as a host of others who vote for organized membership representation and use the software for voting. if we as Americans are confident in the security of these electronic systems and databases with our most sensitive information, why are we not confident in the security of the system with our vote?¿

6AWARDS AND RECOGNITIONSBest New Voting Technology Developers 2023 -USAEAC approval for federal testing. https://www.eac.gov/

LEADERSHIP TEAM

Together 100+ years of experience



James Kapsis

Chief Executive Officer (CEO)

Extensive management and technology capabilities as the leader of various voting companies in the last 30 years. Created two patents for voting integration and copyright software.



Angelica Kapsis

President /Partner

The co-founder has a wealth of experience working with voters with disabilities and is fervently committed to ensuring that everyone gets the right to vote in order to foster cohesion and success in both the community and the individual. She is also a U.S. Navy veteran.



Christopher Baum

Chief Compliance Officer

Decades of experience in Election and Security having previously consulted at the Board of Elections in the City of New York, New York State Board of Elections, and other states and local governments on multiple projects.



Srinivas Narayanan

Marketing Manager

Extensive experience in information services, CRM, marketing, and data operations. Founded a technology company to support startups and hyper-growth companies.



Antonia Rollandi

Sales Manager

Experienced Strategic Account Executive with a demonstrated history of working in the International and Domestic markets. Skilled in Sales, Enterprise business development, Statistical Modelling, Partner Management, and Go-to-market Strategy.

DEVELOPMENT TEAM



Vivek Sharma

Senior Software Developer

Develop, record and maintain cutting edge web-based PHP applications using Laravel Framework, which our system is based on.



Geetika Sharma

Software Developer

More than 10 years of experience in designing, user-centered meaningful and functional UI and UX and transforming it to life across the web and mobile platform.



Nemanja Jovi

Software Developer

Rich experience in PHP, Laravel, and PostgreSQL database, speech recognition, and AWS.



Smita Pan

Software Developer

Database Administration/ Development., Optimizing Performance for C# Applications.



Heena Trivedi

Software Developer

Front-End Developer and Web Designer with Expertise in HTML5, CSS3, jQuery, Bootstrap, JavaScript, Sizzle, Backbone.js, Foundation, YAML, PHP, WordPress, Joomla, and CodeIgniter.

THE PROBLEM WITH SCANNER & PAPER


4 BILLION TREES
ARE CUT DOWN WORLDWIDE
EACH YEAR FOR PAPER

Environmental threat

The destruction of trees to produce paper ballots. According to data from the Global Forest Resource Assessment 80,000 to 160,000 trees are cut down each day around the world with a significant percentage being used in the paper industry. Also, the life cycle of paper is damaging to the environment from beginning to end. When paper rots, it emits methane, a greenhouse gas. This can also be harmful to the environment.



Ballot Waste

Millions of ballots are thrown away at a cost of $0.29 each (taxpayer $$$) in every election, because it impossible to decide how ballots are needed for each election.



Limited Voter Participation

Paper ballots and scanner ballots used for voting may have two sides with two languages, limiting the voter participation.



Security Issues

The biggest challenge of electronic voting is security threats. Electronic voting systems are complex computer systems that are vulnerable to a variety of attacks, including hacking, malware, and physical tampering

9

Download on the
App Store
GET IT ON
Google Play
E-VOTE BY VOTRITE MOBILE IS AN ONLINE APP THAT IS AVAILABLE IN EITHER THE GOOGLE PLAY STORE, THE APPLE APP STORE, OR ON ANY PC.
USING THE APP, THE CLIENT CAN HOLD ELECTIONS OF ANY SIZE WITH UNLIMITED BALLOT ITEMS IN A SECURE AND UNCOMPLICATED WAY TO ADDRESS VOTING AND ELECTION PROCESS NEEDS.
THIS CAN BE DEMONSTRATED MOBILE VOTING PORTAL.
SUPPORTED BY AWS CLOUD SERVERS AND OTHER SECURITY
THE SYSTEM IS EASILY ACCESSED WITH ANY INTERNET BROWSER AND REQUIRES NO SOFTWARE OR SPECIAL CONFIGURATION

Solution

Votrite's mobile and electronic voting platforms utilize secure, triple-encrypted, cloud-based servers allowing elections to be brought right to the voters, wherever they are.

The solution is Votrite's mobile and electronic voting platforms



The environment and trees are safe

No paper usage hence tress are not destroyed, and environment is protected from methane.



No ballot wastage/ Cost savings

As the ballots are on the mobile app no ballot wastage hence the wastage cost is saved.



Increased voter participation

More language options encourage more voter participation



Security

Safe & secure

Votrite's fully encrypted program, deters cyber threats.

10

BUSINESS MODEL

A RECESSION-PROOF & REPETITIVE GLOBAL BUSINESS THAT SOLVES PROBLEMS



Customer Segment

Votrite's easy and secure voting systems are designed for use by all organizations - both public and private. Increases Voter participation with multi-Languages and Disability features.



Value Proposition

Protecting the environment with our electronic voting. We use the latest technology. We provide a more secure, cost effective, and efficient election process.



Channels

Online channels through paid advertisements to our target segment.



Cost Structure

1. Mobile app 78% of the cost is projected to be direct cost.
2. Electronic Voting System (EVS) CAGR of cost of goods sold over 3 years is projected to be 36%, with a General and admin to sales ratio of 9%.



Revenue Streams

1. Votrite's mobile app charges a flat fee of $50.00 to $75.00 for setup charges and $1.00 per actual vote
2. EVS income is through rent to organizations and sale of equipment to Federal government.

11

Electronic Voting System - EVS

Make voting easier and more convenient	Transition to a touchscreen, no "marking", no scanning voting experience
Reduce your Paper Ballot cost by up to 95%	For anyone, but particularly, if you are a large county or a large organization, this is an enormous cost savings.
Shrink your storage footprint	Stop storing huge, antiquated, outdated machines and instead store small, lightweight, stackable All-In-Ones. Or, even better, you can Rent from Votrite and never have to store again!
Audit	Votrite provides records of ALL voting sessions cannot be altered and able to store forever and each record is assigned a randomly generated 32-digit ID for maximum security.
No Over or Under voting	The Votrite program eliminates the possibility of over voting; saves voided ballots; thus every vote counts and has a "no vote" option which helps avoid unintentional under votes. This provides the voter with the option to select "skip" (or abstain) on the display screen if the voter does not want to vote on a particular contest or issue.
Multiple Election Formats	Share voting; Percentage voting; Tenant voting; Optional Slate voting; Precinct Voting; Weighted Vote; Party Vote; Voting by County; Voting by State, Rank Voting, and more.
Ballot Customization	To include photos of candidates and their party logo alongside their name (where allowed), or other information you would like to add to the ballot.

12

13COMPETITION- What's going on??In Georgia, the two most populated counties in the state ? Gwinnett and Fulton Counties ? reported long lines and malfunctioning machines at polling stations?New York City has reported outages with voting machines at polling stations in every borough,but especially in Brooklyn ?Reports of voting machine malfunctions, Philadelphia City Commissioner Al Schmidt told the NewsHour?Michigan State Police seizes voting machine as it expands investigation into potential breaches tied to 2020 election?Arizona were experiencing errors that prevented voters from submitting their ballots?According to Madison County Clerk Kenny Barger, the computerized system is not accurately calculating where people touch the screen when they vote.?Much more??.NOT LEGAL For election systems to be online, even momentarily, presents a serious problem.The three largest voting manufacturing companies ? (Our Competitors) Election Systems & Software, Dominion Voting Systems and Hart InterCivic ? have acknowledged they all put modems in some of their tabulators and scanners.Why Votrite?We have perfected enhanced security, and delivers accessibility, reliability, and simplicity at a competitive cost. Our technology can be used in any election situation, while advancing secured in-person electronic voting. Never Internet connected and with full audit and paper.

COMPETITION – Why Votrite over others?

Our Company

- Latest technology, Our system is not based on unsecure blockchain technology.
- No hackable downloads, emails, or usernames and passwords required
- No setup required by customer –we do it all
- Ballot sent for approval prior to election
- 24/7 email and phone support
- Price $50.00 ballot setup and $1.00 per actual voter not registered voter.
- We are not a WEB based voting platform. Our cloud servers located at AWS provide a much higher level of security, ensuring data centers and network architectures are built to meet even the most security-sensitive organizations' requirements. Additional confidential security protection added.
- Results can be accessed within minutes, and our administrators conduct audits to ensure accuracy
- Reasonable pricing.

Competitors

- Our competition's tech is outdated
- Votrite's main focus is the Federal elections and our main competitor in the Federal voting sector is - https://voatz.com/ A security analysis of the Voatz voting app by MIT found that hackers could alter, stop, or expose how users voted.
- Votrite charges only a flat fee and $1 for actual vote not registered vote, but many of our competitors charge monthly under various plans.

September 2023

Domain	Traffic share
electionbuddy.co...	1.79%
electionrunner.c...	0.55%
eballot.com	0.42%
polyas.com	0.36%
simplyvoting.com	0.31%
voteme.app	0%

14

COMPETITIVE ADVANTAGES

Votrite's main intention is for all people to have access to the vote, indiscriminate of race, age, gender, ethnicity or economic situation. We design our products with this in mind, always.

Design printer as per specification supplied by Election Assistance Commission (www.eac.gov) that can be separate from the voting machine and attached to voting machine via USB connection.

Votrite products are designed and tested to meet the appropriate worldwide standards for Product Safety, Electromagnetic Compatibility, and Ergonomics.

Floor model with ballot box available to produce ballot under glass.



Secure and user friendly touch-screen system that is built to enhance security and convenience

Provision for disability enhancement devices, including audio for the visually impaired in every machine.

A paper ballot audit trail is available for all Votrite voting machines used in our elections.

Option to increase font sizes for senior citizens

Providing verified paper trails into secured ballot box (Patented)

Secure global mobile online voting system.

Providing all languages for foreign speaking voters

Providing adequate redundant reporting databases, redundant security, counters, and rapid end of day results with audit capabilities.

Generate Individual Voting sessions and End of Day reports.

Secured via PNG and PDF encrypted File retention

Votrite is committed to compliance with the laws and regulations in each jurisdiction or organization. We will always interface our products and services within these bounds.

15

GROWTH STRATEGY

Phase 1 **May, 2023**	**Federal market certification** Votrite has now been approved for Federal Testing (www.eac.gov) and upon certification, the Federal Market for elections will be available to rent and sell our voting systems to all States. In order to get certified we need to do the testing . We will begin testing as soon as we receive the required funding approximately \$375,000-\$600,000.
Phase 2 **May, 2025**	**Customer Traction** Votrite is targeting to capture minimum 10% of the market by 2025

There are 3,243 counties (including 136 county equivalents in the 50 states and the District of Columbia, and the 100 county equivalents in the U.S. territories). County election official are responsible for the purchase of voting machines. We will be generally bidding on contracts issued by County Election Commissions.

16

17WHAT WE OFFER ?We are a DRE machine:Votrite Electronic Voting System Machine (EVS) is a direct-recording electronic voting machine. As of the November 2020 elections, DRE voting machines (with or without VVPAT) were approved for use in 20 out of the 50 US states. When broken down on a per county basis, this is 8.8% of all registered voters currently voting with DREs. Only limited by their individual bylaws, Private organizations have been voting in this method for many years with Votrite!We have Voter-Verified Paper Audit Trail (VVPAT):The Votrite Voting Machine (EVS) comes standard with a VVPAT. We are the voting machine of the future, but we haven't left paper behind. You can feel secure knowing the paper ballot will be there for records and tertiary audits. By the way, we hold a patent on our VVPAT and have revolutionized this technology. We can't wait to show you.We are Green:Did you know that voting with Hand Marked Ballots and/or a BMD is incredibly wasteful in terms of its use of paper? Votrite ballots are on average 1/6 the size of other ballots. This is a huge number of trees saved every year. Additionally, with a Votrite Machine, there is no need to have twice as many ballots pre-printed as the number of expected voters since our ballot are printed on-site, after the vote is cast. This cuts ballot paper use!We value your Budget:There are two truths about Elections. They happen no matter what and they are often the least funded part of a budget. These two statements are true whether you are at a Public County or a Private organization. Working with Votrite, you can stay within budget by opting for purchase or rentals, and then minimizing the cost of ballots. Votrite ballots cost on average 3 cents compared to a competitor's average of 29 cents/ballot.

MILESTONES- Obtained Copyright on Voting Software- Created voting software for non-internet-based Voting Machine- Updated Internet software for online voting with secure dual cloud servers hosted by AWS- US Patent pending for VVPAT Printer with Ballot box- Designed Pin Pad management for poll workers.- Developed Google Play and iOS Apps for online voting.- Developed web-based online voting at www.votritemobil.com.Launch November 2023.- Designed Pollbook for voter onsite registration.- Hired Ivy Chain Advisory LLC to lead Growth and Strategy- Hired AKA Marketing for Web and Social Media Communications- Hired Chief Compliance Officer to lead Federal and State Certification.- Election Assistance Commission approves Votrite's application to be a Registered Manufacturer, beginning the Federal Certification Process.20172018201920202021202218- Obtained Trademark- Obtained Patents

19FINANCIALS- PROJECTIONS - Electronic VotingUSD Year 1Year 2Year 3Revenue? Equipment Sales12,786,509 24,654,317 46,465,647 ? Rental Sales2,590,278 3,572,813 5,634,737 ? Online Sales3,644,375 3,952,883 11,516,318 ? Software Licensing1,215,840 2,052,998 3,584,714 Total Revenue20,237,002 34,233,011 67,201,415 ?Cost of good sold6,022,994 8,651,761 15,266,532 Gross Profit14,214,008 25,581,250 51,934,883 Expenses?Payroll3,293,956 4,005,039 5,095,606 ?Sales & Marketing Expenses385,197 437,339 442,966 ?General & Administrative Expenses1,552,071 1,793,113 2,008,486 ?Technical Operations & Development30,32031,320 31,320 ?Payroll taxes37,661 37,661 37,661 ?Employee Health insurance- 73,800196,800 ?Distribution Expenses42,000. 42,000 42,000 Total Expenses5,341,207 6,420,275 7,854,841 EBITDA8,872,801 19,160,975 44,080,042 20,237,002 14,214,008 5,341,207 8,872,801 34,233,011 25,581,250 6,420,275 19,160,975 67,201,415 51,934,883 7,854,841 44,080,042 Total RevenueGross ProfitTotal OperatingExpensesEBITDAYear 1Year 2Year 3

http://www.votritemobile.com/Introducing?..

Votrite
What's New
Version History
Preview


Also Available for the Visually Impaired on their phone or computer

Our new product

Mobile accessible ballot voting system

More secure, reliable, and affordable election technology

Mobil Accessible Ballot Voting System - MABVS



Accessible

We provide at every stage effective support for visual, cognitive, mobility and/or dexterity impairments, as we're allowing voter access flexibility for voters with disabilities. We provide speech output technology that allows visually impaired people to privately cast secret ballots.



Secure

Votrite's mobile voting platform utilizes secure, triple-encrypted, cloud-based servers that connect with the internet so an election can be brought to a voter by utilizing unique PIN numbers to gain access to the ballot.


App Store
Google Play

Easy

The Votrite mobile app is now available in the Apple App Store, the Google Play Store, and via download for PC through the website - votritemobil.com.


Login to Vote
PINCODE
Go Back
Login

Simple

No complicated usernames and passwords. The voter does not have to log in and create a username and password. Just use the security pin given to you by your administrator.

21

22MARKET OPPORTUNITY$582M?Global online voting system market was valued at approximately USD 255 million in 2020?Expected to grow at a CAGR of 6% between 2021 and 2026Global Online Voting System Market Size by 2026$770MMain drivers of growth :Global Online Voting System Market Size by 2030?Ease in accessibility?Increasing emergence of players via distribution channels?Increasing internet penetration?Growing population?Rapid urbanization, especially in the Asia-Pacific Region?Wider application in educational institutions, organizations, and Government bodiesVoting is a recession-proof & repetitive global business

Our ReachMobile Marketing TrendsApproximately 240 million people were eligible to vote in the 2020 presidential election . 158 Million voted and most belong to some membership organization that votes .Condo's-Co-Ops-Universities-Unions-etc..For more info: www.votrite.com or email: jkapsis@votrite.comA WOMAN-VETERAN-OWNED COMPANY2021 global mobile advertising spending $288 billion2021 US mobile advertising spending $117 billionAccording toStatistaBy 2024 the new U. S. projection only speaks about $167 billionReach engaged audiences everywhere with our Product.23

24LOOKING AHEAD?..Exploring the possibilities of bringing the Votrite's Titan Electronic Voting System to nursing homes, disability centers, veterans' centers, and hospitals, and can eliminate the discussions on paper ballot fraud when disabled or disenfranchised voters are concerned. The equipment cannot have its software compromised in any situation due to its individual database construction and limited access.

25Thank you jkapsis@votrite.comJim Kapsis (CEO)+1 516-414-1874http://www.votrite.com/jkapsis@votrite.comPort Washington, N. Y. ? Boca Raton, Florida"Let'sgo invent tomorrow rather than worrying about what happenedyesterday."Steve JobsDisclosure:This information release shall not constitute an offer to sell any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of full disclosure documents and related information.

26REFERENCES?https://www.globenewswire.com/en/news-release/2023/01/17/2589684/0/en/Latest-Global-Online-Voting-System-Market-Size-Share-Worth-USD-770-Million-by-2030-at-a-7-5-CAGR-Custom-Market-Insights-Analysis-Outlook-Leaders-Report-Trends-Forecast-Segmentation.html?https://mobilevoting.org/updates/removing-barriers-to-the-ballot-box-the-case-for-mobile-voting-2/?https://www.usvotefoundation.org/blockchain-voting-is-not-a-security-strategy?https://peakslead.com/the-ultimate-mobile-marketing-statistics/?https://www.luisazhou.com/blog/mobile-marketing-statistics/?https://www.fortunebusinessinsights.com/mobile-advertising-market-102496